Item 4
WIPRO Limited — Results for the Quarter & Six months ended September 30, 2009
WIPRO LIMITED — CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE QUARTER
AND SIX MONTHS ENDED SEPTEMBER 30, 2009
(Rs. in Million except share data)

							Year ended
	Quarter ended September 30,			Six months ended September 30,			March 31,
Particulars	2009	2008	Variance (%)	2009	2008	Variance (%)	2009
Revenues
IT Services	49,957	47,500	5%	98,205	91,545	7%	191,661
IT Products	11,834	10,023	18%	19,436	17,486	11%	34,552
Consumer Care and Lighting	5,866	5,269	11%	11,329	10,396	9%	20,830
Others	1,584	2,470		3,062	5,756		9,144
Eliminations	(69)	(189)		(121)	(443)		(745)

TOTAL	69,172	65,073	6%	131,911	124,740	6%	255,442

Profit before Interest and Tax — PBIT
IT Services	11,871	9,959	19%	22,647	19,144	18%	40,323
IT Products	597	429	39%	912	677	35%	1,481
Consumer Care and Lighting	725	643	13%	1,512	1,252	21%	2,548
Others	(166)	25		(449)	206		(348)

TOTAL	13,027	11,056	18%	24,622	21,279	16%	44,004
Interest and Other Income, Net	612	301		1,000	585		1,192

Profit Before Tax	13,639	11,357	20%	25,622	21,864	17%	45,196
Income Tax expense including Fringe Benefit Tax	(2,085)	(1,659)		(3,948)	(3,185)		(6,460)

Profit before Share in earnings of associates and minority interest	11,554	9,698	19%	21,674	18,679	16%	38,736
Share in earnings of associates	121	106		206	213		362
Minority interest	(58)	(22)		(107)	(34)		(99)

PROFIT AFTER TAX	11,617	9,782	19%	21,773	18,858	15%	38,999

EARNINGS PER SHARE — EPS
Equity shares of par value Rs. 2/- each
Basic (in Rs.)	7.97	6.73		14.95	12.97		26.81
Diluted (in Rs.)	7.93	6.70		14.86	12.92		26.72
Operating Margin
IT Services	23.8%	21.0%		23.1%	20.9%		21.0%
IT Products	5.0%	4.3%		4.7%	3.9%		4.3%
Consumer Care and Lighting	12.4%	12.2%		13.3%	12.0%		12.2%

TOTAL	18.8%	17.0%		18.7%	17.1%		17.2%

CAPITAL EMPLOYED AS AT PERIOD END
IT Services and Products	109,643	94,830		109,643	94,830		115,686
Consumer Care and Lighting	17,727	18,942		17,727	18,942		18,689
Others	80,190	66,457		80,190	66,457		59,053

TOTAL	207,560	180,229		207,560	180,229		193,428

CAPITAL EMPLOYED COMPOSITION AS AT PERIOD END
IT Services and Products	53%	53%		53%	53%		60%
Consumer Care and Lighting	8%	11%		8%	11%		10%
Others	39%	36%		39%	36%		30%

TOTAL	100%	100%		100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED DURING THE PERIOD
IT Services and Products	46%	45%		42%	42%		40%
Consumer Care and Lighting	16%	14%		17%	14%		14%

TOTAL	26%	25%		25%	25%		25%

Notes to Segment Report:
a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the AS 17 “Segment Reporting” issued pursuant to the Companies (Accounting Standard) Rules, 2006 and by The Institute of Chartered Accountants of India.

b)	In certain total outsourcing contracts of IT services segment, the company delivers hardware, software and other related deliverables. Revenue relating to these items are reported in the IT products segment.

c)	Capital employed of segments is net of current liabilities. The net current liability of segments is as follows :
(Rs. in Million)

	As of		Year ended
	September 30,		March 31,
Particulars	2009	2008	2009
IT Services and Products	51,793	56,227	58,918
Consumer Care and Lighting	4,777	4,015	4,026
Others	18,412	17,422	22,494

	74,982	77,664	85,438

d)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:
(Rs. in Million)

	Quarter ended				Six months ended				As of
	September 30,				September 30,				March 31,
Particulars	2009	%	2008	%	2009	%	2008	%	2009	%
India	17,023	25	15,354	24	29,943	23	27,912	23	54,608	21
USA	30,175	44	28,112	43	59,311	45	54,300	44	115,105	45
Europe	13,765	20	14,638	22	27,035	20	29,111	23	57,109	22
Rest of the world	8,209	11	6,969	11	15,622	12	13,417	10	28,620	12

	69,172	100	65,073	100	131,911	100	124,740	100	255,442	100

e)	The Company offers extended collection terms in certain large total outsourcing contracts. The extended collection terms in such outsourcing contracts relate to IT hardware, software and certain transformation services. Corporate Treasury provides internal financing to the business units offering extended collection terms and accordingly such receivables are reflected in Capital Employed of Others segment. As of September 30, 2009, Capital Employed of Others includes Rs. 5,323 million (September 30, 2008: Rs. 2,273 million, March 31, 2009: Rs. 4,311 million) of such receivables on extended collection terms.

f)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.

g)	Corresponding figures for previous period have been regrouped, where necessary, to confirm to the current period classification.
WIPRO LIMITED — CONSOLIDATED
AUDITED FINANCIAL RESULTS FOR THE QUARTER
AND SIX MONTHS ENDED SEPTEMBER 30, 2009
(Rs. in Million except share data)

		Quarter ended		Six Months		Year ended
		September 30,		ended September 30,		March 31,
Particulars		2009	2008	2009	2008	2009
		Audited	Audited	Audited	Audited	Audited
1	Net Income from Sales / Services	69,402	65,196	132,294	125,006	256,171
2	Cost of Sales / Services
	a) (Increase)/Decrease in stock in trade and work in progress	77	(711)	(879)	(1,242)	(924)
	b) Consumption of raw materials	3,612	3,846	6,219	6,984	12,394
	c) Purchase of traded goods	10,711	9,977	17,507	18,039	34,327
	d) Other expenditure	31,175	31,317	62,626	61,177	127,082

3	Gross Profit (1-2)	23,827	20,767	45,063	40,048	83,292

4	General and Administrative expenses	4,179	3,612	7,760	6,810	14,746
5	Selling and Distribution expenses	4,604	4,438	8,867	8,720	17,531
6	Depreciation	2,016	1,661	3,814	3,239	6,864

7	Operating Profit before interest (3) — (4+5+6)	13,028	11,056	24,622	21,279	44,151

8	Interest expense	561	1,151	1,167	1,926	3,865
9	Exceptional Items	—	—	—	—	—

10	Operating Profit after interest and Exceptional Items (7-8-9)	12,467	9,905	23,455	19,353	40,286

11	Other Investment income	1,172	1,452	2,167	2,511	4,910

12	Profit from Ordinary Activities before tax (10+11)	13,639	11,357	25,622	21,864	45,196

13	Tax Expense (Including Fringe Benefits Tax)	2,085	1,659	3,948	3,185	6,460

14	Net Profit from Ordinary Activities after tax (12-13)	11,554	9,698	21,674	18,679	38,736

15	Minority Interest	(58)	(22)	(107)	(34)	(99)
16	Share in Earnings of Associates	121	106	206	213	362
17	Extraordinary items (net of tax expense)	—	—	—	—	—

18	Net Profit for the period (14+15+16-17)	11,617	9,782	21,773	18,858	38,999

19	Paid up equity share capital (Face value Rs. 2 per share)	2,931	2,926	2,931	2,926	2,928
20	Reserves excluding Revaluation Reserves (as per balance sheet) of previous accounting year					133,356
21	EARNINGS PER SHARE (EPS)
	Before extraordinary items (not annualised)
	Basic (in Rs.)	7.97	6.73	14.95	12.97	26.81
	Diluted (in Rs.) After extraordinary items (not annualised)	7.93	6.70	14.86	12.92	26.72
	Basic (in Rs.)	7.97	6.73	14.95	12.97	26.81
	Diluted (in Rs.)	7.93	6.70	14.86	12.92	26.72
22	Public shareholding *
	Number of shares	274,009,094	270,117,774	274,009,094	270,117,774	271,856,435
	Percentage of holding	18.69%	18.46%	18.69%	18.46%	18.56%
23	Promoters and promoter group shareholding
	a) Pledged/Encumbered
	- Number of shares	Nil	Nil	Nil	Nil	Nil
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	Nil	Nil	Nil	Nil
	- Percentage of shares (as a % of the total share capital of the company)	Nil	Nil	Nil	Nil	Nil
	b) Non-encumbered
	- Number of shares	1,168,382,260 **	1,169,432,260 **	1,168,382,260 **	1,169,432,260 **	1,169,432,260 **
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
	- Percentage of shares (as a % of the total share capital of the company)	79.68%	79.93%	79.68%	79.93%	79.83%
	Details of expenditure
	Items exceeding 10% of total expenditure Employee Cost	26,664	26,076	53,630	51,248	107,065

*	Public shareholding as defined under clause 40A of the listing agreement (excludes shares held by promoters and holders of American Depository Receipt)

**	Includes 7,316,000 (September 30, 2008 and March 31, 2009: 8,316,000) equity shares on which Promoter does not have beneficiary interest.
Notes to Audited Financial Statements:
1.	The above audited consolidated interim financial results were approved by the Board of Directors of the Company at its meeting held on October 27, 2009.

2.	Status of redressal of Complaints received for the period July 1, 2009 to September 30, 2009

Sl.		Opening balance	Complaints received	Complaints disposed
No.	Nature of the complaint	01.07.2009	during the quarter	during the quarter	Unresolved
1	Non-Receipt of Securities	—	4	4	—
2	Non Receipt of Annual Reports	—	47	47	—
3	Correction / Duplicate / Revalidation of dividend warrants	—	100	100	—
4	SEBI/Stock Exchange Complaints	—	1	1	—
5	Non Receipt of Dividend warrants	—	113	113	—
6	Others	—	5	—	5

	TOTAL	—	270	265	5

Note:	There are certain pending cases relating to disputes over title to shares in which the Company has been made a party. However these cases are not material in nature.
3.	The above consolidated interim financial results have been prepared from the audited condensed consolidated interim financial statements for the quarter and six months ended September 30, 2009. The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments, which are measured on a fair value basis. GAAP comprises Accounting Standards (AS), issued by the Institute of Chartered Accountants of India (ICAI) and other generally accepted accounting principles in India.

The condensed consolidated interim financial statements have been prepared in accordance with the recognition, measurement and disclosure provisions of AS 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 and by the ICAI. These financial statements should be read in conjunction with the consolidated annual financial statements of the Company for the year ended as at March 31, 2009. The accounting policies followed in preparation of the financial statements are consistent with those followed in the preparation of the consolidated annual financial statements of the Company for the year ended March 31, 2009.

4.	The total revenues represent the aggregate segment revenue and includes all allocable other income and exchange differences which are reported in other income in the condensed consolidated interim financial statements. The exchange difference on foreign currency borrowings is included in interest expense.

5.	In accordance with AS 21 ‘Consolidated interim financial Statements’ and AS 23 ‘Accounting for Investments in Associates in Consolidated interim financial Statements’ issued by ICAI, the condensed consolidated interim financial statements of Wipro Limited include the financial statements of all Subsidiaries of Wipro Limited which are more than 50% owned and controlled and Associates where the Company has significant influence.
6.	The Company has adopted AS 30 and the limited revisions to other accounting standards which come into effect upon adoption of A S 30. AS 30 states that particular sections of other accounting standards; AS 4, Contingencies and Events Occurring after Balance sheet Date, to the extent it deals with contingencies, AS 11 (revised 2003), The Effects of Changes in Foreign Exchange Rates, to the extent it deals with the ‘forward exchange contracts’ and AS 13, Accounting for Investments, except to the extent it relates to accounting for investment properties, would stand withdrawn only from the date AS 30 becomes mandatory (April 1, 2011 for the Company).

Accordingly, the Company continues to comply with the guidance under these accounting standards; AS 4 — relating to Contingencies, AS 11 — relating to Forward Contracts and AS 13 until AS 30 becomes mandatory.

i)	As permitted by AS 30 and the consequent limited revisions to other accounting standards, the Company has designated a yen-denominated foreign currency borrowing amounting to JPY 27 Billion along with a floating for floating Cross-Currency Interest Rate Swap (CCIRS), as a hedging instrument to hedge its net investment in a non-integral foreign operation. In addition, the Company has also designated yen-denominated foreign currency borrowing amounting to JPY 8 Billion along with floating for fixed CCIRS as cash flow hedge of the yen- denominated borrowing and also as a hedge of net investment in a non-integral foreign operation.

ii)	Accordingly, the translation gain / (loss) on the foreign currency borrowings and portion of the changes in fair value of CCIRS which are determined to be effective hedge of net investment in non-integral operation and cash flow hedge of yen-denominated borrowings aggregating to Rs. 134 Million and Rs. 1,112 Million for the quarter and six months ended September 30, 2009 respectively (quarter and six months ended September 30, 2008: Rs. (1,156) Million and Rs. (1,816) Million respectively, March 31, 2009: Rs. (3,044) Million) was recognised in translation reserve / hedging reserve in shareholders’ funds. The amount of gain/ (loss) of Rs. (161) Million and Rs. 920 Million for the quarter and six months ended September 30, 2009, respectively (quarter and six months ended September 30, 2008: Rs. (1,156) Million and Rs. (1,816) Million, respectively, March 31, 2009: Rs. (3,753) Million) recognised in translation reserve would be transferred to profit and loss account upon sale or disposal of non-integral foreign operations and the amount of gain / (loss) of Rs. 295 Million and Rs. 192 Million for the quarter and six months ended September 30, 2009 respectively, (quarter and six months ended September 30, 2008: Nil, March 31, 2009: Rs. 709 Million) recognised in the hedging reserve would be transferred to profit and loss upon occurrence of the hedged transaction.

iii)	In accordance with AS 11, if the Company had continued to recognize translation (losses) / gains on foreign currency borrowing in the profit and loss account, the foreign currency borrowing would not have been eligible to be combined with CCIRS for hedge accounting.

Consequently the CCIRS also would not have qualified for hedge accounting and changes in fair value of CCIRS would have been recognised in the profit and loss account. As a result profit after tax would have been higher/ (lower) by Rs. 120 Million and Rs. 1,055 Million for the quarter and six months ended September 30, 2009, respectively (quarter and six months ended September 30, 2008: Rs. (1,156) Million and Rs. (1,816) Million, respectively, March 31, 2009: Rs. (3,044) Million).

7.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended September 30, 2009, which are available on our company website www.wipro.com.

8.	Pursuant to Clause 41 (VI) (b) (iii) of the Listing Agreement, we inform that we have published consolidated financial results for the quarter ended September 30, 2009. The stand—alone financial results of Wipro Limited for the quarter ended September 30, 2009 and for the period April 1, 2009 to September 30, 2009 have been submitted to the stock exchanges and are available for perusal in our company website at www.wipro.com and in stock exchange’s website of both Mumbai Stock Exchange and National Stock Exchange of India Limited namely www.bseindia.com and www.nseindia.com

9.	Corresponding figures for previous periods presented have been regrouped, where necessary, to confirm to the current period classification.

	By order of the board	WIPRO LIMITED
Regd. Office: Doddakannelli,
Place: Bangalore	Azim H Premji	Sarjapur Road, Bangalore — 560 035.
Date: October 27, 2009	Chairman	www.wipro.com